UnionBanc Investment Services, LLC's Exemption Report

UnionBanc Investment Services, LLC (the "Company"), is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2): (ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k) throughout the most recent fiscal year except as described below.

Received Date	NATURE
1/7/2020	Home Office error
12/4/2019	Other
12/4/2019	Other
1/6/2020	Rep error
2/6/2020	Rep error
2/14/2020	Rep error
2/20/2020	Other
2/5/2020	Rep error
2/11/2020	Rep error
3/2/2020	Other
3/6/2020	Home Office error
3/2/2020	Rep error
3/2/2020	Rep error
3/2/2020	Rep error
3/2/2020	Rep error
3/16/2020	Rep error
5/12/2020	Home Office error
5/28/2020	Rep error
5/28/2020	Rep error
5/28/2020	Rep error
6/18/2020	Rep error
11/18/2020	Rep error

11/18/2020	Rep error
12/10/2020	Rep error

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year, except as described below.

Received Date	NATURE
1/21/2020	Rep error
1/21/2020	Rep error
1/21/2020	Rep error
1/21/2020	Rep error

I, Julian Jacolev, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Julian Jacolev
Chief Financial Officer
February 17, 2021